Via EDGAR Transmission

May 26, 2026

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenny O'Shanick, Esq.
Division of Corporation Finance
Office of Manufacturing

Re:	The LGL Group, Inc.
Registration Statement on Form S-1 (No. 333-295925)

Ladies and Gentlemen:

On behalf of The LGL Group, Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 4:30 p.m., Eastern time, on Thursday, May 28, 2026, or as soon thereafter as practicable.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Mr. Jason D. Lamb, Chief Executive Officer

The LGL Group, Inc.

2525 Shader Road

Orlando, Florida 32804

May 26, 2026

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenny O'Shanick, Esq.
Division of Corporation Finance
Office of Manufacturing

Re:	The LGL Group, Inc.
Registration Statement on Form S-1 (No. 333-295925)

Ladies and Gentlemen:

The LGL Group, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective as of 4:30 p.m., Eastern Time, on Thursday, May 28, 2026, or as soon thereafter as practicable.

Sincerely,

THE LGL GROUP, INC.

By:	/s/ Jason D. Lamb
Jason D. Lamb
Chief Executive Officer